Filed by Foot Locker, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Foot Locker, Inc.

Commission File No.: 001-10299

Date: July 22, 2025

July 22, 2025

Dear Fellow Shareholder:

We previously sent you proxy materials for the important Special Meeting of Shareholders of Foot Locker, Inc. to be held on August 22, 2025, in connection with the proposed merger with DICK’S Sporting Goods, Inc. (the “Merger”).

Your Board of Directors unanimously recommends that you vote FOR the Merger and related proposals.

Your vote is very important. Please note that failing to vote will have the same effect as a vote against the Merger. If you have not already done so, please vote TODAY via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided.

On behalf of Foot Locker, Inc., thank you for your support.

Sincerely,

Mary N. Dillon

Chief Executive Officer

YOUR VOTE IS IMPORTANT—PLEASE VOTE TODAY!

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED
1 (866) 239-1762 (toll-free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)

Additional Information about the Merger and Where to Find It

In connection with the Transaction, DICK’S Sporting Goods filed with the SEC a registration statement on Form S-4 (No. 288244) on June 23, 2025, as amended on July 8, 2025 (which is available at http://www.sec.gov/Archives/edgar/data/ny20050218x4_s4a.htm/000114036125025261/0001140361-25-025261-index.html), which includes a proxy statement of Foot Locker that also constitutes a prospectus for the shares of DICK’S Sporting Goods common stock to be offered in the Transaction. The registration statement was declared effective on July 10, 2025, and DICK’S Sporting Goods filed a final prospectus on July 11, 2025 (which is available at http://www.sec.gov/Archives/edgar/data/ny20050218x6_424b3.htm/000114036125025528/0001140361-25-025528-index.html), and Foot Locker filed a definitive proxy statement on July 11, 2025 (which is available at http://www.sec.gov/Archives/edgar/data/ny20050977x1_defm14a.htm/000114036125025531/0001140361-25-025531-index.html), which was first mailed to Foot Locker shareholders on July 11, 2025. Each of DICK’S Sporting Goods and Foot Locker may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that DICK’S Sporting Goods or Foot Locker may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, AS AMENDED, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DICK’S SPORTING GOODS, FOOT LOCKER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and definitive proxy statement/prospectus and other documents containing important information about DICK’S Sporting Goods, Foot Locker and the Transaction through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DICK’S Sporting Goods are available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com. Copies of the documents filed with the SEC by Foot Locker are available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Participants in the Solicitation

DICK’S Sporting Goods, Foot Locker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of DICK’S Sporting Goods is set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on May 2, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001089063/000108906325000054/dks-20250501.htm, under the headings “Corporate Governance,” “Director Compensation,” “Executive Compensation,” “Transactions with Related Persons” and “Stock Ownership,” DICK’S Sporting Goods’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1089063/000108906325000012/dks-20250201.htm, and to the extent holdings of DICK’S Sporting Goods securities by its directors or executive officers have changed since the amounts set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Information about the directors and executive officers of Foot Locker is set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000110465925033769/tm2425908-3_def14a.htm, under the headings “Governance,” “Director Compensation,” “Executive Compensation” and “Shareholder Ownership,” Foot Locker’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000143774925009620/floc20241213_10k.htm, and to the extent holdings of Foot Locker securities by its directors or executive officers have changed since the amounts set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement for the Transaction, which was filed with the SEC on July 11, 2025 and is available at http://www.sec.gov/Archives/edgar/data/ny20050977x1_defm14a.htm/000114036125025531/0001140361-25-025531-index.html.

Investors should read the registration statement and definitive proxy statement/prospectus relating to the Transaction carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by DICK’S Sporting Goods and Foot Locker are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DICK’S Sporting Goods are available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com and those filed by Foot Locker are available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.